Exhibit 99.1

S&P upgrades Ecopetrol S.A. stand-alone credit rating to investment grade

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that the Standard & Poor's risk rating agency (S&P) has upgraded the Company’s stand-alone credit rating to investment grade, to ‘bbb- from bb+’. It also maintained its long-term issuer credit rating at BBB-, with stable outlook.

The increase in the stand-alone credit rating is a recognition of the Company's track record of strong operating performance during 2018, thanks to the increase in production, greater refinery throughput, operating efficiencies achieved and higher oil prices versus 2017.

In its press release, S&P highlighted the Company’s solid liquidity levels, as well as its strengthening of credit metrics. The rating agency believes the Company has sufficient flexibility to execute its investment plan and distribute dividends without weakening its credit metrics.

Bogotá D.C., June 28, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

Maria Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co